FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2005

Cusac Gold Mines Ltd. (File #0-000000)
(Translation of registrant's name into English)

911 - 470 Granville Street, Vancouver, BC V6C 1V5
(Address of principal executive offices)

Attachments:

1.	New Release, April 21, 2005

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.
(Registrant)

Date: May 5, 2005
	By:	“David H. Brett”
David H. Brett

	Its:	President & CEO
(Title)

911 - 470 Granville St. Vancouver, B.C. V6C 1V5

Cusac Reports Historical High Grade Drill Results and Exploration Plans for Taurus II Project

For Immediate Release. Vancouver, BC, April 21, 2005. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports that the Company has developed, subject to financing, a $1.4M exploration program designed to test new bulk-tonnage gold targets in the vicinity of the existing Taurus Gold project near Cassiar in Northern BC. Previous drilling has identified both high-grade gold intersections and wide zones of favorable alteration and gold mineralization. Drilling in this area by a previous operator in 1979-1980 intersected quartz veins grading up to 7.5 oz/t over 0.3 meters. Drilling by Cusac in 1995 intersected 1.7 oz/t over 0.2meters and 3.7 oz/t over 0.1meters. Broad zones of strong gold geochemistry at surface were drilled in 1980 and returned over 75 meters of highly pyritized volcanics that returned low gold values. At that time, large tonnage disseminated gold deposits were overlooked. The 2005 Taurus II budget is a three-phased program starting with a compilation and digitization of all current data, followed by two phases of drilling totaling 5,200 meters.

Taurus II is a project designed to explore claims owned 100% by Cusac to the south of the Taurus Gold Project, where the geology and previous exploration indicates the possibility of a large-tonnage, disseminated gold deposit. The Taurus Project is a disseminated gold prospect that lies on the Company’s Table Mountain property as well as claims owned by American Bonanza Gold Corp. (a claim map showing the deposit can be found at www.cusac.com). Cyprus Canada completed significant exploration on the Taurus Project in the mid 1990s and calculated an "inferred, geological, uncut and undiluted resource" of 28.4 million tonnes grading 1.36 grams of gold per tonne (see cautionary note*).

“The Taurus II project is located in a vastly under explored area with excellent geological evidence indicating potential for a combination - high grade vein gold and lower grade, large tonnage disseminated gold deposit,” said Cusac VP of Exploration Lesley Hunt.

(*Note: This data is historical in nature and was compiled before the implementation of National Instrument 43-101 reporting standards. Investors are cautioned that recent independent verification of the data has not been performed and the Company has not completed sufficient exploration to verify the historical resource and reserve estimates. The Company is not treating the historical estimates as National Instrument defined resources or reserves verified by a qualified person and the historical estimate should not be relied upon.)

CUSAC GOLD MINES LTD.	For Further Information Call:	1-800-670-6570 (Canada)
PER:	Or 1-800-665-5101 (USA)
David H. Brett	Email:	info@cusac.com
President & CEO	Web:	www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.